[redacted]

14046517

KW 3/7/14

SEC Mail Processing Section
RECEIVED
FEB 26 2014
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 BROADWAY
(No. and Street)

NEW YORK (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

COLLEEN MARTIN 949.219.2268 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE (Address) NEW YORK (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 3/14/14

OATH OR AFFIRMATION

I, Colleen Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]

Signature

CHIEF FINANCIAL OFFICER

Title

~~Notary Public~~ SEE ATTACHED JURAT

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

(SEC Identification No. 8-41811)

Financial Statements and Supplementary Information

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a
Public Document.

CALIFORNIA JURAT WITH AFFIANT STATEMENT
GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 | *Signature of Document Signer No. 2 (if any)*

State of California

County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 21 day of FEBRUARY, 2014, by
Date *Month* *Year*

(1) Colleen Martin

(2) ______

Name(s) of Signer(s)

DEBRA SUE BUSCEMI
Commission # 2037350
Notary Public - California
Orange County
My Comm. Expires Aug 17, 2017

Place Notary Seal Above

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT FORM X-17A-5

Document Date: 2/21/14 Number of Pages: 2

Signer(s) Other Than Named Above: ______

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member
Allianz Global Investors Distributors LLC:

We have audited the accompanying financial statements of Allianz Global Investors Distributors LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's capital, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Allianz Global Investors Distributors LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 24, 2014

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Statement of Financial Condition

December 31, 2013

Assets

Current assets:		
Cash and cash equivalents	$	75,600,130
Distribution and servicing fees receivable		5,962,577
Receivable from affiliates		10,342,753
Prepaid expenses		683,804
Deferred sales charges		623,846
Other current assets		189,458
Total current assets		93,402,568
Total assets	$	93,402,568

Liabilities and Member's Capital

Current liabilities:		
Accounts payable and accrued expenses	$	5,797,944
Accrued compensation		11,757,868
Commissions payable		10,452,567
Payable to affiliates		4,445,768
Other current liabilities		124,881
Total current liabilities		32,579,028
Other accrued compensation		6,116,112
Total liabilities		38,695,140
Member's capital		54,707,428
Total liabilities and member's capital	$	93,402,568

See accompanying notes to financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Statement of Income

Year ended December 31, 2013

Revenues:	
Distribution and servicing fees	$ 55,635,463
Marketing service fees	102,674,718
Sales fees and other	10,113,295
Interest income	96,099
Total revenues	168,519,575
Expenses:	
Commissions	51,865,528
Compensation and benefits	52,944,751
General and administrative	18,801,948
Marketing and promotional	16,354,144
Occupancy and equipment	5,058,237
Professional	1,063,749
Insurance	114,338
Other	1,793,582
Total expenses	147,996,277
Net income	$ 20,523,298

See accompanying notes to financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Statement of Changes in Member's Capital

Year ended December 31, 2013

Member's capital, beginning of year	$	59,184,130
Net income		20,523,298
Distribution		(25,000,000)
Member's capital, end of year	$	54,707,428

See accompanying notes to financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net income	$	20,523,298
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation of fixed assets		12,634
Changes in:		
Distribution and servicing fees receivable		(1,228,492)
Receivable from affiliates		(17,443)
Prepaid expenses		32,226
Deferred sales charges		(300,754)
Other current assets		136,128
Accounts payable and accrued expenses		1,255,847
Accrued compensation		(1,045,105)
Commissions payable		(292,044)
Payable to affiliates		(6,916,852)
Other current liabilities		(353,462)
Other accrued compensation		(747,636)
Net cash provided by operating activities		11,058,345
Cash flows from financing activity:		
Distribution		(25,000,000)
Net cash used in financing activity		(25,000,000)
Net decrease in cash and cash equivalents		(13,941,655)
Cash and cash equivalents, beginning of year		89,541,785
Cash and cash equivalents, end of year	$	75,600,130

See accompanying notes to financial statements.

(1) Organization and Business

Allianz Global Investors Distributors LLC (AGID or the Company) is a single-member limited liability company wholly owned by Allianz Global Investors U.S. Holdings LLC (AGI US Holdings), which in turn is wholly owned by Allianz Asset Management of America L.P. (AAM LP). AGID is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulator Authority (FINRA).

Allianz SE indirectly owns the majority interest of AAM LP. Allianz SE is an international financial services company engaged in property and casualty protection, life and health insurance, and asset management.

AGID serves as the distributor and provides shareholder services to certain affiliated institutional and retail mutual funds (Allianz Funds) for which AGI US Holdings and its subsidiaries provide investment management and advisory services.

AGID does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

AGID considers all liquid financial instruments with an original maturity of less than three months to be cash equivalents. Cash and cash equivalents consist of cash on deposit with financial institutions and nonaffiliated money market deposit accounts, which are carried at cost plus accrued income, which approximates fair value. The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(b) Depreciation of Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Depreciation of office equipment and technical equipment is computed on a straight-line basis over their estimated useful lives, generally five years.

(c) Income Taxes

Under current federal and applicable state tax laws and regulations, single-member limited liability companies are generally not regarded as separate tax paying entities, and, accordingly, are not themselves subject to income taxes in most jurisdictions. For tax purposes, income, loss, gain, credit, or other elements of AGID are included on the member's separate income tax return. AGID is subject to state and local taxes in certain jurisdictions.

The accounting standard for income taxes requires the evaluation of tax positions taken in the course of preparing AGID's tax returns to determine whether tax positions are "more likely than not" of being sustained by the applicable taxing authority. Tax benefits of positions not deemed to meet the

more likely than not threshold would not be recognized. There were no uncertain tax positions identified in 2013.

AGID's federal income tax returns remain open to examination for tax years 2010 through 2012 and state income tax returns remain open to examination for tax years 2009 through 2012.

(d) Distribution and Servicing Fees

Distribution and servicing fees are recognized as the services are performed. Such fees are primarily based on percentages of the market value of the assets under management.

(e) Marketing Service Fees

AGID, Allianz Global Investors Fund Management LLC (AGIFM), and Allianz Global Investors U.S. LLC (AGI US), wholly owned subsidiaries of AGI US Holdings, have a marketing services agreement whereby AGIFM and AGI US compensate AGID for the acquisition of new assets under management. Marketing servicing fees are primarily based on a per transaction basis and are recognized as revenue by the Company as the services are performed.

(f) Sales Fees

Commission revenues associated with securities transactions are recorded on a trade-date basis.

(g) Deferred Sales Charges

Sales commissions paid to third party intermediaries in connection with the sale of shares of affiliated mutual funds sold without a front-end sales charge are capitalized. These capitalized commission payments are sold to AGIFM at cost in the month subsequent to origination.

(h) Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, reported amounts of revenues and expenses, and the accompanying notes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

(i) Fair Value of Financial Instruments

The carrying value of AGID's financial instruments, which include cash and cash equivalents, distribution and servicing fees receivable, receivable from affiliates, payable to affiliates, commissions payable, and accounts payable and accrued expenses approximate fair value due to their short maturity.

(j) Comprehensive Income

AGID did not have items of other comprehensive income for the year ended December 31, 2013.

(3) Fixed Assets

The Company's office and technical equipment became fully depreciated and were disposed during the year. The Company recorded depreciation expense of $12,634 for the year ended December 31, 2013, which is included in occupancy and equipment in the accompanying statement of income.

(4) Revenues

Pursuant to the distribution agreements with the Allianz Funds, AGID acts as principal underwriter for such funds. For providing such services, AGID receives distribution and servicing fees, along with sales commission income.

AGID receives distribution fees generally ranging from 0.25% to 0.75% of the average daily net assets attributable to the Class B, C, and R shares of the Allianz Funds, and servicing fees equal to 0.25% of the average daily net assets attributable to Class A, B, C, D, and R shares of the Allianz Funds, except for the Class A and C shares of the Allianz Money Market fund, for which the fee is charged at a rate of 0.10%.

AGID receives a sales commission (up to 5.50% of the public offering price per share) less any applicable commission to participating brokers (ranging from 0.25% to 4.75% of the public offering price per share) on certain sales of the Class A shares of the Allianz Funds.

(5) Deferred Sales Charges and Other Commission Payments

AGID pays initial trail commissions with respect to the Allianz Funds to participating brokers at rates set by management. Initial commissions are generally paid at a rate of 1% for Allianz Funds for Class C shares.

Trail commissions consist of distribution and servicing payments to participating brokers for the distribution of shares, providing personal services to shareholders, and maintaining shareholder accounts. Such trail commissions, in total, can range from 0.10% to 1.00% of the average daily net assets for the Allianz Funds.

In connection with the distribution of the Class A and Class C shares, AGID advances commissions to third party intermediaries, which are capitalized as AGID is entitled to recoup its marketing costs through an ongoing fee stream from the respective funds as well as contingent deferred sales charges. The contingent deferred sales charges are collected on certain early redemptions of such shares (as defined), unless the redemption relates to balances accumulated through reinvested dividends and capital gain distributions or appreciation on the account over the amount that was invested. The contingent deferred sales charge rate on Class C shares is 1% if redeemed during the first year following purchase of the Allianz Funds. As of November 1, 2009, B Shares were no longer available for sale. The contingent deferred sales charge rate for Class B shares sold prior to November 1, 2009 range from 5% down to 1% of the net asset value per shares in the first six years following the share purchase.

Contingent deferred sales charges may also be received on the redemption of Class A shares at a rate of 1% of the net asset value of the redeemed shares, if the initial purchase of such Class A shares exceeded certain thresholds.

These capitalized commission payments are sold to AGIFM at cost in the month subsequent to origination. Total sales of the deferred sales charge asset to AGIFM amounted to $5,538,917 during the year ended December 31, 2013.

(6) Related-Party Transactions

AGID reimburses AAM LP for certain overhead and administrative services that are allocated based on time and usage factors. These expenses generally consist of salaries and related benefits for finance, legal, human resources, information technology, and other general and administrative services. Costs allocated to AGID for the year ended December 31, 2013 were $3,345,692, which is included in general and administrative expenses in the accompanying statement of income. AGID incurred $1,056,069 in office rental expense for the year ended December 31, 2013, which was allocated from AAM LP based upon square footage, and is included in occupancy and equipment in the accompanying statement of income.

Certain management and other employees at AGI US Holdings and AGIFM are providing services to AGID. These services generally consist of executive management, account management, product management, marketing, legal, compliance, and other general and administrative services. In addition, AGID is receiving the benefit of external services and various overhead that is initially paid by AGI US Holdings and AGIFM. AGID reimburses AGI US Holdings and AGIFM monthly for these services, which are allocated based on estimated time and usage factors for each AGI US Holdings and AGIFM department that is providing such services. The total amount of allocated expenses for these services, which is included within each respective expense item in the accompanying statement of income, is as follows:

Expense	Allocation
Compensation and benefits	$ 16,437,531
Marketing and promotional	3,916,495
Occupancy and equipment	2,755,093
General and administrative	1,531,684
Professional	113,262
Other	78,142
Total	$ 24,832,207

The payable to affiliates balance in the accompanying statement of financial condition represents a liability to be paid to AAM LP, AGI US Holdings, and AGIFM in connection with these services in addition to payables due to other affiliates that have arisen in the ordinary course of business transactions. As of December 31, 2013, $4,445,768 was payable to such affiliates.

AGID earned $17,539,742, and $83,633,883 of marketing service fees from AGI US and AGIFM, respectively, during 2013, which is included in marketing service fees in the accompanying statement of income.

(Continued)

AGID also provides marketing and client related services for NFJ Investment Group LLC (NFJ) and AGI US. AGID earned $2,260,123 and $112,259 for these services from NFJ and AGI US, respectively, during 2013, which is included in marketing service fees in the accompanying statement of income.

(7) Benefit Plans

AAM LP is the sponsor of a defined contribution employee savings and retirement plan covering AGID employees. The plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 100% of their annual compensation, as defined, and subject to a maximum dollar amount determined from time to time by the Internal Revenue Code. New employees are generally eligible on the first day of the month following the start date. After the completion of one year of credited service, the Company matches an amount up to the first 5% of annual compensation, subject to Internal Revenue Code limits, contributed by the employees. The amount of expense recorded by AGID related to this plan during the year was $1,051,502. Under the plan, AGID may also make discretionary contributions ranging from 5.4% to 10.8% of eligible compensation. The amount of expense recorded in 2013 by AGID related to discretionary contributions was $1,587,058. These amounts are included in compensation and benefits in the accompanying statement of income.

AAM LP has a nonqualified deferred compensation plan pursuant to which a portion of the compensation otherwise payable to certain eligible employees will be mandatorily deferred, and pursuant to which such eligible employees may elect to defer additional amounts of compensation. The plan is maintained primarily for the purpose of providing deferred compensation for a select group of highly compensated management employees, within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. Amounts deferred under the plan are invested in marketable securities as directed by the employees and are held in trust at AAM LP.

AGID has various incentive compensation programs that compensate participants on the basis of increase in certain sales and provides discretionary bonuses. Compensation under these programs was $6,719,753 for the year ended December 31, 2013 and is included in compensation and benefits in the accompanying statement of income.

AAM LP has a long-term incentive plan to reward certain key employees for AGID's long-term growth and profitability. Awards are primarily based on achieving certain company growth targets and are paid at the end of three years from the date of grant. Compensation expense is recognized over the vesting period. Total expense under this program was $8,318,983 for the year ended December 31, 2013 and is included in compensation and benefits in the accompanying statement of income.

AGID also has a new long-term deferral plan to reward certain key employees for long-term growth and profitability of Allianz Funds. Awards are primarily based on achieving certain company growth targets and are funded on grant date into a deferred trust held at AAM LP. Compensation expense of the notional award is recognized over the three year vesting period. Compensation expense and unrealized gains or losses are also recognized to the extent the underlying investments (Allianz Funds) appreciate or depreciate in value. Total compensation expense under this program was $771,060 and unrealized gains were $162,539 for the year ended December 31, 2013, which are included in compensation and benefits and sales fees and other, respectively, in the accompanying statement of income.

(Continued)

(8) Contingencies

AGID is subject to various pending and threatened legal actions and regulatory inquiries, which arise in the normal course of business. The Company's management, upon the advice of legal counsel, believes that the outcome of these matters will not have a material adverse effect on AGID's financial condition or business. The Company expenses related legal fees as incurred.

(9) Net Capital

AGID is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. As of December 31, 2013, AGID had net capital of $36,904,990 for regulatory purposes, which was $34,325,313 in excess of its required net capital of $2,579,677. AGID's aggregate indebtedness to net capital ratio was 1.05-to-1 as of December 31, 2013.

(10) Subsequent Events

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 24, 2014, the date the financial statements were available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the financial statements. No such events were identified.

Schedule 1

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2013

Member's capital	$	54,707,428
Deductions and/or charges:		
Nonallowable assets:		
Receivable from affiliates		10,342,753
Other nonallowable assets		7,459,685
		17,802,438
Net capital before other deductions		36,904,990
Other deductions		—
Net capital	$	36,904,990
Computation of basic net capital requirement:		
Aggregate indebtedness	$	38,695,140
Ratio of aggregate indebtedness to net capital		1.05-to-1
Minimum net capital required (the greater of $25,000 or 6-2/3% of aggregate indebtedness)		2,579,677
Excess net capital		34,325,313

Note: The computation of net capital under Rule 15c3-1 as of December 31, 2013 computed by Allianz Global Investors Distributors LLC in its Form X-17a-5, Part II, filed with FINRA on January 27, 2014 does not differ from the above computation, which is based upon the accompanying audited financial statements.

See accompanying report of independent registered public accounting firm.

Schedule 2

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

Exemption is claimed under Section K(1) of Rule 15c3-3.

See accompanying report of independent registered public accounting firm.

Schedule 3

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

Exemption is claimed under Section K(1) of Rule 15c3-3.

See accompanying report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Member
Allianz Global Investors Distributors LLC:

In planning and performing our audit of the financial statements of Allianz Global Investors Distributors LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2014